January 22, 2015 VIA OVERNIGHT COURIER	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

100 F Street, NE, Main Filing Desk

Washington, DC 20549

RE:	NexPoint Multifamily Realty Trust, Inc.
Registration Statement on Form S-11
Filed November 14, 2014
File No.: 333-200221

Dear Mr. Kluck:

On behalf of NexPoint Multifamily Realty Trust, Inc., (the “Company”), please find transmitted herewith for filing, Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2014 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed in response to comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated December 15, 2014. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the Prospectus (the “Prospectus”) portion of the Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: We note your response to comment 7 of our letter dated January 22, 2014. We note that you will provide the prior performance disclosure in a future filing. We will continue to monitor for your response to this comment. For guidance, please refer to Industry Guide 5 and CF Disclosure Guidance: Topic No. 6.

Response: The Company has reviewed the requirements of Industry Guide 5 as they relate to prior performance disclosures and has determined that Industry Guide 5 does not require prior performance disclosures of Freedom REIT, LLC (“Freedom REIT”). While Freedom REIT has similar investment objectives as the Company, it was formed by NexPoint Credit Strategies Fund (“NHF”) to invest NHF capital in real estate assets and has, since its formation, remained a wholly-owned subsidiary of NHF. In addition, Freedom REIT has never commenced a private or public offering of its shares. As a result, the

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1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta  •  Beijing  •  Raleigh-Durham  •  Savannah   •  Taipei  •  Washington, DC

MORRIS, MANNING & MARTIN, LLP

Tom Kluck, Legal Branch Chief

Securities Exchange Commission

January 22, 2015

prior performance tables included as part of Industry Guide 5 are not applicable to Freedom REIT, and Freedom REIT is not a prior program sponsored by Highland Capital Management as such term is interpreted by Industry Guide 5. The Company has removed all references to “Prior Performance” in the Prospectus.

Comment No. 2: We note that your revised disclosure that you may invest in real estate-related debt and equity investments. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: As discussed in more detail in the “Investment Objectives and Criteria – Investment Company Act Considerations” section on pages 100-102 of the Prospectus, the Company intends to conduct its operations, and the operations of its operating partnership, and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940 (the “Investment Company Act”). Under the Investment Company Act, in relevant part, a company is an “investment company” if:

•	pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, or the 40% test. “Investment securities” excludes U.S. Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner which (i) are not themselves investment companies, and (ii) are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Company intends to acquire a diversified portfolio of real estate properties, focusing on Class B multifamily properties; however, its portfolio may include, to a much lesser extent, other real estate-related investments. The Company anticipates that it will primarily engage in the business of investing in real property either directly or, most likely, through wholly or majority owned subsidiaries, including the operating partnership. The Company intends to monitor its holdings on an ongoing basis to determine if the Company, or any of its subsidiaries, meets the definition of “investment company” under Section 3(a)(1) of the Investment Company Act.

The Company believes that neither it nor its operating partnership will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because neither of these entities will

MORRIS, MANNING & MARTIN, LLP

Tom Kluck, Legal Branch Chief

Securities Exchange Commission

January 22, 2015

engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company, through its operating partnership, will be engaged primarily in non-investment company businesses related to real estate. Consequently, the Company expects that it and its operating partnership will be able to conduct their respective operations such that neither entity will be required to register as an investment company under the Investment Company Act.

In addition, because the Company is organized as a holding company that will conduct its business primarily through its operating partnership, which in turn is a holding company that will conduct its business through its subsidiaries, the Company intends to conduct its operations, and the operations of its operating partnership and any other subsidiary, so that the Company will not meet the 40% test under Section 3(a)(1)(C) of the Investment Company Act.

If the Company or any of its wholly or majority-owned subsidiaries inadvertently fall within one of the definitions of “investment company,” the Company intends to rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities primarily engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” In addition to prohibiting the issuance of certain types of securities, this exclusion generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least 80% of the entity’s assets must be comprised of qualifying assets and a broader category of assets that are referred to as “real estate-related assets” under the Investment Company Act. Additionally, no more than 20% of the entity’s assets may be comprised of miscellaneous assets.

Prospectus Cover Page

Comment No. 3: Please expand the second bullet point risk factor to clarify, if true, that you are not required to ever provide a liquidity event by your articles of incorporation. Please revise your summary risk factors and risk factor disclosure as appropriate.

Response: The Company directs the Staff to disclosure found on page 25 of the Prospectus under the heading, “What are your exit strategies?” that details the efforts that the Company will make in order to effect a liquidity event. If the Company does not begin the process of achieving a liquidity event by the fifth anniversary of the termination of its primary offering, the charter requires the Company’s board of directors to adopt a resolution declaring that a plan of liquidation of our company is advisable and directs that the plan of liquidation be submitted for consideration at either an annual or special meeting of stockholders, unless, in either case, the adoption of a plan of liquidation by the Company’s board of directors and submission of such plan to stockholders is postponed by a vote of a majority of the Company’s board of directors and a majority of the independent directors. If the Company has sought and failed to receive stockholder approval of a plan of liquidation, it will continue operating and, upon the written request of stockholders owning in the aggregate not less than 10% of the then outstanding shares of the Company’s common stock, the plan of liquidation will be submitted for consideration by proxy statement to the stockholders up to once every two years.

MORRIS, MANNING & MARTIN, LLP

Tom Kluck, Legal Branch Chief

Securities Exchange Commission

January 22, 2015

In addition, a majority of the independent members of the Company’s board of directors may vote to give the Company’s sponsor or advisor, or their affiliates, the option to repurchase all shares from stockholders if (a) a liquidity event is not achieved by the sixth anniversary of the termination of the primary offering, or (b) at any time with 120-days prior notice. The repurchase price shall be equal to the investor’s return of gross capital, plus a 7.0% cumulative, non-compounded annual return on adjusted capital. Upon repurchase, the advisor is restricted from selling any assets (except in the ordinary course of business), pursuing a listing on an exchange, or pursuing any other type of liquidity event for a period of 12 months after the purchase of all shares closes.

As a result of the above, the Company does not believe it is accurate to say that the charter does not require that the Company provide for a liquidity event. The Company further believes that the disclosure found in the third bullet point on the cover page adequately conveys the risk that a liquidity event may not be successfully achieved within a stated time period.

Comment No. 4: We note your disclosure that you will determine NAV each quarter commencing after your board determines or regulatory requirements require that you make such valuation; also you will adjust the offering price accordingly. Please disclose in the prospectus the approximate date upon which you expect that your offering price could be changed based on NAV calculations. We may have further comment.

Response: The Company advises the Staff that, pursuant to FINRA Rule 14-006, broker-dealers that sell the Company’s shares will be required to provide in customer account statements a per share estimated value of the Company’s shares beginning in April 2016 that has been developed in a manner reasonably designed to provide a reliable value. FINRA has determined that the “net investment methodology” and the “appraised value methodology” as defined in FINRA Rule 14-006 are presumptively reliable. FINRA Rule 14-006 further requires that a per share appraised value be reported prior to 150 days following the second anniversary of the escrow break in the issuer’s initial public offering. Between April 2016 and 150 days following the second anniversary of the escrow break, issuers may report either a per share value consistent with the “net investment methodology” (i.e., the offering price net of selling commissions, dealer manager fees and organization and offering expenses) or a value consistent with the “appraised value methodology.”

At the current time, the Company is evaluating its options in terms of complying with FINRA Rule 14-006 and is unable to provide an approximate date upon which it may change its offering price based on NAV calculations since an appraised value is not required until 150 days following the second anniversary of escrow break, a date that the Company is unable to estimate. The Company hereby undertakes to supplement the Prospectus following effectiveness of the Registration Statement when it is better able to provide the requested information.

Prospectus Summary, page 1

Are there any risks involved in an investment in your shares?, page 3

Comment No. 5: We note your response to comment 12 of our letter dated January 22, 2014. We

MORRIS, MANNING & MARTIN, LLP

Tom Kluck, Legal Branch Chief

Securities Exchange Commission

January 22, 2015

also note your thirteenth bulleted risk factor in regards to the subordinate distribution. Please expand this bullet point, and your risk factor disclosure as appropriate, to clarify that the fee may result in it being more difficult to terminate your advisor, even for poor performance.

Response: The Company respectfully submits that the existence of the subordinated distribution upon termination of the advisory agreement does not make it more difficult to terminate the advisor. As previously noted, the advisory agreement is terminable by either the advisor or the conflicts committee of the board of directors for any reason upon 60 days’ written notice to the other party. The subordinated distribution upon termination of the advisory agreement is payable to the advisor only if certain performance thresholds are met. Specifically, no fee is payable unless the appraised value of the Company’s assets plus distributions paid or payable as of the termination date exceeds the amount of capital contributed by investors plus an annual 6.0% cumulative , pre-tax, noncompounded return to investors. In other words, no fee is payable if the advisor demonstrates poor performance. As a result, the Company believes that its existing disclosure is accurate and that the additional disclosure requested by the Staff is not appropriate.

What are the fees that you will pay …?, page 10

Comment No. 6: In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision.

Response: The Company hereby undertakes to disclose the amount of fees paid to the advisor by fee-type and to break out the amounts paid pursuant to the reimbursement provision in future periodic reports filed with the Commission pursuant to Section 13(a) of 15(d) of the Securities Exchange Act of 1934 once the Company breaks escrow and commences operations.

Comment No. 7: We note your disclosure regarding the subordinated fees on page 16. In your disclosure, you state that these fees will be paid if your investors receive a 6.0% return. However, on page 88, you state that the advisory agreement requires a higher amount. Please reconcile your disclosure as appropriate.

Response: The Company has revised the disclosure on page 89 of the Prospectus to remove conflicting disclosure regarding a “higher threshold” for the payment of the incentive fee in the advisory agreement.

Comment No. 8: Please clarify, if true, that your advisor may ultimately receive both a termination fee and an incentive fee.

Response: The Company has added disclosure to the line item entitled, “Subordinated Distribution Upon Termination of the Advisory Agreement” found on pages 17 and 80 to clarify that the advisor is not eligible to receive both this fee and an incentive fee.

MORRIS, MANNING & MARTIN, LLP

Tom Kluck, Legal Branch Chief

Securities Exchange Commission

January 22, 2015

Asset Management Fee – Our Advisor, page 12

Comment No. 9: Please provide an estimate of the dollar amount of the management fee to be paid to the advisor in the first full fiscal year, assuming the maximum number of securities registered are sold in this offering and maximum leverage. Refer to Item 4 of Industry Guide 5. Please make similar revisions to your disclosure on page 74.

Response: The Company respectfully submits that providing an estimated management fee to be paid to the advisor during the first full fiscal year is not practicable and not required by Item 4 of Industry Guide 5. The asset management fee will be calculated on a monthly basis and will equal 1/12 of 0.75% of the Company’s gross assets, including any borrowings, and is payable monthly to the advisor. In order to estimate the amount of asset management fees payable during the first fiscal year, the Company would have to estimate the timing of the escrow break, the amount of sales made each month and the timing and amounts of any borrowings. The Company discloses in numerous locations that it intends to conduct the offering for a period of two years, and that such time period may be extended. To assume that all the shares being registered by the Registration Statement will be sold within the first year following effectiveness of the Registration Statement does not reflect the Company’s expectations and is not meaningful to investors. In addition, even if the Company were to use the assumptions suggested by the Staff, the asset management fee is calculated and payable on a monthly basis. Therefore, the Company would have to further assume the amount of capital raised and the amount of leverage employed each month. The Company’s sponsor has not previously conducted a continuous public offering of shares for a REIT through the independent broker-dealer and registered investment adviser channels, so it cannot predict with any level of certainty the rate at which it will be able to raise proceeds in the Company’s offering as requested by the Staff.

In addition, the Company does not believe that asset management fees are “front-end fees” included within the requirements of Item 4.B of Industry Guide 5 and does not believe that other non-traded REITs provide this information in their initial public offering registration statements.

Conflicts of Interest, page 82

Comment No. 10: We note your response to comment 18 of our letter dated January 22, 2014 and we reissue in part our prior comment. We note you revised that Freedom REIT will target similar investments. Please disclose the size of Freedom REIT or NexPoint Residential Trust, Inc.

Response: The Company has revised its disclosure on page 5 of the Prospectus to include the total assets of Freedom REIT (which will contribute all but one of its multifamily properties to NexPoint Residential Trust, Inc. following its spin-off from NHF) as of September 30, 2014.

Description of Shares, page 142

Common Stock, page 142

Comment No. 11: Please discuss the rights with the Class A shares and Class T shares including similarities and differences between the shares.

MORRIS, MANNING & MARTIN, LLP

Tom Kluck, Legal Branch Chief

Securities Exchange Commission

January 22, 2015

Response: The Company has revised its disclosure on pages 143-144 of the Prospectus to include the disclosure requested by the Staff.

Draft Legal Opinion

Comment No. 12: Please have counsel revise assumption 6 to clarify whether the registrant presently has a sufficient number of authorized shares.

Response: Attached to the Pre-Effective Amendment No. 1 to the Registration Statement filed herewith, as Exhibit 5.1, is a revised Form of Legality Opinion that revises assumption 6 as requested by the Staff.

Draft Tax Opinion

Comment No. 13: Please have counsel revise the opinion to clarify that shareholders may rely upon the opinion.

Response: Attached to the Pre-Effective Amendment No. 1 to the Registration Statement filed herewith, as Exhibit 8.1, is a revised Form of Tax Opinion that includes the revision requested by the Staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MORRIS, MANNING & MARTIN, LLP

Tom Kluck, Legal Branch Chief

Securities Exchange Commission

January 22, 2015

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7691.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

Enclosures

cc:	Brian Mitts
Owen Pinkerton, Esq.
Michael P. Williams, Esq.